N E W S R E L E A S E

August 12, 2010

Bisha Mine Reaches 70% Completion & Q4 Commissioning On Track

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to provide a brief update on the Bisha project and the second quarter results.

The Bisha Project is positioned to be Eritrea’s first modern day mine, with production anticipated to yield 1.06M oz gold, 734M lb copper, 1B lb zinc and 9.4M oz silver. Gold will be produced at an operating cost of less than $250/oz, with copper operating costs ranging from $0.54-$0.67/lb, and zinc operating costs at $0.50/lb.  Bisha benefits from the continued support of the Eritrean government.

Mine construction continues as scheduled and as at the date of this release the Bisha project is now over 70% complete.  During the course of Q2 2010, the following was achieved:

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Completion of the majority of structural steel, plate work and mechanical elements of the project;

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Installation of the Ball and SAG mills;

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Installation of the liner in the tailings management facility commenced; and

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Pre-strip mining continued per plan.

Cost expenditures over the quarter were incurred as planned and the project remains on track to come within the targeted $260 million total cost.  As at June 30, 2010, approximately $168 million had been spent and a further $32 million had been ordered or arranged.

The Company is working effectively towards the following targets for remainder of 2010:

Q3

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Completion of plant electrical and piping installation; and

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Installation of the electrical power plant.

Q4

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Commencement of ore extraction and stockpiling;

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Completion of the tailings management facility;

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Plant commissioning; and

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First gold pour.

Pictures of the construction progress are updated regularly and can be found on the Company web site – www.nevsun.com/properties/photo_gallery .

QUARTERLY RESULTS

The Company’s end of quarter financial position includes a healthy $82.1 million cash position that, together with the financial contribution by the State of Eritrea, should carry the project through to positive cash flow in Q1 2011. The estimated Bisha Project cash flow under various metals price assumptions is included in the annual MD&A and posted on the Nevsun web site - www.nevsun.com/project/highlights.

The Company’s second quarter loss of $2,434,312 increased by $1,850,361 from Q2 2009’s IFRS adjusted loss of $583,951  and was due primarily to an increase in share-based payments expense resulting from issuing options earlier in the year than in the prior year and increasing the number of stock options issued.  The majority of the options issued in the quarter vest only if the Bisha project is successfully producing gold within a specified time and capital cost.

As noted in our press release on February 23, 2010, the decision to finance the project by equity instead of debt has significantly enhanced the estimated cash flow through the elimination of finance costs and debt repayment.

Complete details of the Q2 2010 Financial Statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

Forward Looking Statements: The above contains forward-looking statements concerning cash position, construction progress, reserves, mine planning and project economics.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T.Davis” Cliff T. Davis President & Chief Executive Officer NSU 10-12.doc	For further information, Contact:Kin CommunicationsTel: 604 684 6730Toll free 1 866 684 6730Email: ir@kincommunications.com Website: www.nevsun.com